

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 3, 2008

Dr. Paul E. Jacobs
Chief Executive Officer
QUALCOMM Incorporated
5775 Morehouse Drive
San Diego, CA 92121-1714

> **Re: QUALCOMM Incorporated**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **Filed November 8, 2007**
> **And Documents Incorporated by Reference**
> **File No. 0-19528**

Dear Dr. Jacobs,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s
Michele Anderson
Legal Branch Chief

cc: Cameron Jay Rains
    DLA Piper US LLP
    (via facsimile):